As Filed Pursuant to Rule 424(b)(3)
Registration No.# 333-271906

BGO INDUSTRIAL REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 3 DATED SEPTEMBER 15, 2023

TO THE PROSPECTUS DATED JULY 7, 2023

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of BGO Industrial Real Estate Income Trust, Inc., dated July 7, 2023 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to BGO Industrial Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

●	to disclose the transaction price for each class of our common stock as of October 1, 2023;

●	to disclose the calculation of our August 31, 2023 net asset value (“NAV”) per share for each class of our common stock; and

●	to provide an update on the status of our current public offering.

October 1, 2023 Transaction Price

The transaction price for each share class of our common stock sold in this offering for subscriptions accepted as of October 1, 2023 (and repurchases as of September 30, 2023) is as follows:

Transaction Price (per share)
Class T	$10.76
Class S	$10.76
Class D	$10.76
Class I	$10.76

As of August 31, 2023, we had not sold any Class T, Class S, Class D or Class I shares. As a result, the transaction price for each of our Class T, Class S, Class D and Class I shares is equal to the NAV per share for our Class E units of the Operating Partnership as of August 31, 2023. Class E shares and Class E units are not sold as a part of this offering. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

August 31, 2023 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.bgoireit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

Our total NAV presented in the following table includes the NAV of our Class T, Class S, Class D, Class I and Class E common stock, as well as partnership interests of the Operating Partnership held by parties other than the Company.

The following table provides a breakdown of the major components of our total NAV as of August 31, 2023 ($ and shares in thousands):

Components of NAV	August 31, 2023
Investment in real property	$-
Investments in unconsolidated joint ventures	247,437
Non-controlling interest in unconsolidated joint ventures	(107,581)
Investment in real estate debt	-
Investment in real estate-related securities	-
Cash and cash equivalents	-
Restricted cash	-
Other assets	199
Debt obligations	-
Subscriptions received in advance	-
Other liabilities	-
Accrued performance participation allocation	-
Management fee payable	-
Stockholder servicing fees(1)	-
Net Asset Value	$140,055
Number of outstanding shares/units	13,020

(1)	Stockholder servicing fees only apply to Class T, Class S, and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of August 31, 2023, we have accrued under GAAP no stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of August 31, 2023 ($ and shares in thousands, except per share data):

NAV Per Share	Class E Shares	Third- Party Operating Partnership Units	Total
Net asset value	$215	$139,840	$140,055
Number of outstanding shares/units	20	13,000	13,020
NAV per share as of August 31, 2023	$10.76	$10.76

The valuations of our real properties were provided by third party appraisers and/or the independent valuation advisor in accordance with our valuation procedures. The independent valuation advisor reviewed appraisals provided by the third party appraisers, and the Adviser reviewed the appraisals from both the third-party appraisers and/or the independent valuation advisor.

The weighted average of certain key assumptions from the discounted cash flow analysis of the respective appraisal reports as of August 31, 2023 are set forth in the following table:

Weighted- Average Basis
Exit capitalization rate	6.0%
Discount rate / internal rate of return	6.7%
Average holding period (years)	10.0

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties:

Input	Hypothetical Change	Increase (Decrease) to the NAV of Real Properties
Discount Rate	0.25% decrease	4.7%
(weighted average)	0.25% increase	(4.5)%
Exit Capitalization Rate	0.25% decrease	6.7%
(weighted average)	0.25% increase	(6.1)%

Status of our Current Public Offering

We have registered with the Securities and Exchange Commission a maximum of $5,000,000,000 in shares of common stock in our continuous public offering (the “Public Offering”). On February 3, 2023, the Adviser made an investment of $200,000 in exchange for 20,000 shares of our common stock. As of the date hereof, we have not issued and sold any Class T, S, D or I shares in the Public Offering. We intend to sell shares in the Public Offering on a monthly basis.